Top Win International Ltd.

33/F Sunshine Plaza

353 Lockhart Road

Wan Chai, Hong Kong

February 10, 2025

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Valeria Franks
Angela Lumley
Jenna Hough
Dietrich King

Re:	Top Win International Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed January 13, 2025
File No. 333-283448

Ladies and Gentlemen:

We are in receipt of the comment letter dated January 27, 2025 regarding Top Win International Ltd. (the “Company”, “Top Win” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 2”) is being submitted to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff. For your convenience, the summarized matters are listed below, followed by our responses:

Amendment No. 1 to Form F-1 filed January 13, 2025

Consolidated Financial Statements, page F-1

1.	Please note the updating requirements under Item 8.A.4 of Form 20-F. Alternately, please file a representation as an exhibit to your filing that states that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable or involves undue hardship. Refer to Instruction 2 of Item 8.A.4 of Form 20-F..

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have filed a representation as an exhibit to the Amended Registration Statement No. 2 that states that we are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States and that complying with the 12-month requirement is impracticable and involves undue hardship.

General

2.	We note your revisions to prior comment 2 and reissue in part. Throughout the prospectus, you disclose you have been advised by law firms on certain legal matters. In doing so, it appears you are relying on the opinion of counsel as an expert. As such, please revise these disclosures to characterize them as opinions of counsel.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosure to characterize the statements as opinions of counsel and have filed the legal opinion of our PRC counsel as an exhibit to the Amended Registration Statement No. 2.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona L. Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

By:	/s/ Kwan Ngai
Name:	Kwan Ngai
Title:	Chief Executive Officer